SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 2)*

                        CONSTELLATION ENERGY GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    210371100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                       MidAmerican Energy Holdings Company
--------------------------------------------------------------------------------
                            Attn: Douglas L. Anderson
                              1111 South 103 Street
                                    7th Floor
                              Omaha, NE 68124-1000
                                 (402) 231-1642
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                                 Peter J. Hanlon
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                               February 6, 2009
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D


---------------------------------                -------------------------------
CUSIP No. 210371100
---------------------------------                -------------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            MIDAMERICAN ENERGY HOLDINGS COMPANY
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Iowa
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              14,831,107  (See Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                14,831,107  (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            14,831,107  (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.45%  (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            CO
----------- --------------------------------------------------------------------

                                   SCHEDULE 13D


---------------------------------                -------------------------------
CUSIP No. 210371100
---------------------------------                -------------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            MEHC INVESTMENT, INC.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            South Dakota
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              14,831,107  (See Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                14,831,107  (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            14,831,107  (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.45%  (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            CO
----------- --------------------------------------------------------------------

                                   SCHEDULE 13D


---------------------------------                -------------------------------
CUSIP No. 210371100
---------------------------------                -------------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            BERKSHIRE HATHAWAY INC.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              14,831,107  (See Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                14,831,107  (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            14,831,107  (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.45%  (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            HC,CO
----------- --------------------------------------------------------------------

                                   SCHEDULE 13D


---------------------------------                -------------------------------
CUSIP No. 210371100
---------------------------------                -------------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            WARREN E. BUFFETT
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States citizen
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              14,831,107  (See Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                14,831,107  (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            14,831,107  (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.45%  (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IN
----------- --------------------------------------------------------------------

     This statement amends and supplements the information set forth in the
Schedule 13D filed by the Reporting Persons (as defined therein) with the U.S. Securities and Exchange Commission (the "SEC") on December 29, 2008, as amended by Amendment No. 1 thereto previously filed with the SEC on January 22, 2009 (the "Schedule 13D"), relating to the shares of common stock, without par value (the "Common Stock"), of Constellation Energy Group, Inc., a Maryland corporation (the "Issuer"), with principal executive offices at 100 Constellation Way, Baltimore, Maryland 21202, and constitutes Amendment No. 2 to the Schedule 13D. Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Schedule 13D. Except as expressly set forth herein, there have been no changes to the information set forth in the
Schedule 13D.

Item 5.   Interest in Securities of the Issuer

     Items 5(a) through 5(c) of the Schedule 13D are hereby amended and restated in their entirety as set forth below:

     (a) As of February 9, 2009, MEHC and MEHC Investment each beneficially owns an aggregate of 14,831,107 shares of Common Stock held directly by MEHC Investment, constituting approximately 7.45% of the outstanding shares of Common Stock.

     Mr. Buffett may be deemed to control Berkshire, which controls MEHC. Berkshire owns 88.2% of the voting common stock of MEHC. Thus, Berkshire and Mr. Buffett may also be considered to beneficially own the shares of Common Stock held by MEHC Investment.

     None of the Reporting Persons nor to the knowledge of the Reporting Persons, any other person named in Annex A of the Schedule 13D, owns any shares of the Issuer other than as set forth herein.

     (b) Each of the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to 14,831,107 shares of Common Stock.

     (c) Annex B hereto sets forth certain information with respect to transactions in the Common Stock by any of the Reporting Persons since the filing of Amendment No. 1. All such transactions were sales effected in the open market.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby supplemented by adding thereto the following:

     The 14% Senior Notes issued by the Issuer to MEHC Investment on December 17, 2008 in the aggregate principal amount of $1 billion were repaid in full by the Issuer to MEHC Investment on January 12, 2009.

Item 7.   Material to be filed as Exhibits.

     Item 7 of the Schedule 13D is hereby supplemented by adding the following at the end thereof:

Exhibit            Description
-------            -----------

99.10              Power of Attorney, dated February 6, 2009

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2009


                              MidAmerican Energy Holdings Company


                              By:  /s/ Douglas L. Anderson
                                   ---------------------------------------------
                                   Name:  Douglas L. Anderson
                                   Title: Attorney-in-Fact



                              MEHC Investment, Inc.


                             By:  /s/ Douglas L. Anderson
                                   ---------------------------------------------
                                   Name:  Douglas L. Anderson
                                   Title: Attorney-in-Fact



                              Berkshire Hathaway Inc.


                             By:  /s/ Douglas L. Anderson
                                   ---------------------------------------------
                                   Name:  Douglas L. Anderson
                                   Title: Attorney-in-Fact



                              Warren E. Buffett


                             By:  /s/ Douglas L. Anderson
                                   ---------------------------------------------
                                   Name:  Douglas L. Anderson
                                   Title: Attorney-in-Fact


                                             Annex B

                    (Transactions by the Reporting Persons in Common Stock
                                   since January 22, 2009)

---------------------------- ------------------------- ----------------------- -------------------------
     Reporting Person                  Date                    Shares              Price Per Share
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment                1/23/09                   91,300                    $26.61
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment                1/26/09                  304,000                    $26.99
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment                1/27/09                  124,500                    $26.83
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment                1/28/09                  250,000                    $27.08
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment                1/29/09                  315,200                    $27.29
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment                1/30/09                   63,276                    $26.67
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment                 2/2/09                   57,438                    $26.62
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment                 2/3/09                   28,800                    $26.58
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment                 2/4/09                   30,798                    $26.56
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment                 2/5/09                  479,600                    $26.99
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment                 2/6/09                  548,603                    $27.14
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment                 2/9/09                   98,700                    $26.72
---------------------------- ------------------------- ----------------------- -------------------------
